Rule 424(b)(3)
                                                   Registration No. 333-121067


PRICING SUPPLEMENT NO. 41 dated October 20, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PC66

ISIN:                           US52517PC665

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $25,000,000

                                Total                Per Note
Issue Price:                    $25,000,000          100%
Agent's Commission:             $         0            0%
Proceeds to Lehman
   Brothers Holdings:           $25,000,000          100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal         [  ]  As agent

Trade Date:                     October 20, 2005

Issue Date:                     November 10, 2005

Stated Maturity Date:           November 10, 2015; provided that if such day
                                is not a New York business day, then such day will be the following New York business day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________


[  ]   Fixed Rate Note

       Interest Rate per Annum:        _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Issue Date through December 9, 2005,
                                5.711%.

                                For each Interest Reset Period, from December 10, 2005 until the Stated Maturity Date:
                                2.07% plus (CPIFINAL  - CPIINITIAL) /
                                   CPIINITIAL.

Maximum Rate:                   Not applicable

Minimum Rate:                   0%

CPIINITIAL:                     With respect to each Interest Reset Period, the
                                CPI for the month that is 15 months prior to the start of the Interest Reset Period (which
                                CPI is published in the following month).

CPIFINAL:                       With respect to each Interest Reset Period, the
                                CPI for the month that is 3 months prior to the start of the Interest Reset Period (which CPI is published in the following month).

CPI: The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for reference purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

                                If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

                                If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasurys Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

                                Notwithstanding the fact that the published CPI to be used in any calculation of CPIINITIAL or CPIFINAL is subsequently revised by the Sponsor, the Interest Rate Calculation Agent shall determine the Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

Sponsor:                        Bureau of Labor Statistics of the U.S.
                                Department of Labor, or any successor sponsor acceptable to the Interest Rate Calculation Agent.

Interest Reset Dates:           Each Interest Payment Date, commencing on
                                December 10, 2005.

Interest Payment Dates:         Monthly on the 10th, commencing on December
                                10, 2005; provided that if such day is not a New York business day, then such day will be the following New York business day, provided that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Reset Period:          From and including one Interest Reset Date (or
                                Issue Date, in the case of the initial Interest
                                Reset Period) to but excluding the next
                                Interest Reset Date (or Stated Maturity Date, in the case of the final Interest Reset
                                Period).

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes or even other inflation-linked securities. See "Risk Factors" generally in the Prospectus Supplement.

You should consider the risk that the interest rate applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed or floating rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate applicable to the Notes may be zero. Interest payable on the Notes on and after December 10, 2005 is linked to year-over-year changes in the level of the CPI for the relevant calendar month. If the CPI does not increase during a relevant measurement period, holders of the Notes will receive interest payments for that interest period equal to zero.

The secondary market for, and the market value of, the Notes will be affected by a number of factors, including the creditworthiness of Lehman Brothers Holdings, the level and direction of interest rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the availability of comparable instruments and the aggregate principal amount of the Notes. The following table sets forth historical levels of the CPI, as reported by the Sponsor and reported on Bloomberg Screen CPURNSA, and the year-over-year in the level of the CPI:


                           Year-Over-                               Year-Over-
                          Year Change                              Year Change
Date                CPI          (%)       Date                CPI     (%)

September 30, 2005  198.8     4.687%       February 28, 2002   177.8   1.138%
August 31, 2005     196.4     3.641%       January 31, 2002    177.1   1.142%
July 31, 2005       195.4     3.168%       December 31, 2001   176.7   1.552%
June 30, 2005       194.5     2.530%       November 30, 2001   177.4   1.895%
May 31, 2005        194.4     2.803%       October 31, 2001    177.7   2.126%
April 30, 2005      194.6     3.511%       September 30, 2001  178.3   2.648%
March 31, 2005      193.3     3.148%       August 31, 2001     177.5   2.720%
February 28, 2005   191.8     3.008%       July 31, 2001       177.5   2.839%
January 31, 2005    190.7     2.970%       June 30, 2001       178.0   3.308%
December 31, 2004   190.3     3.256%       May 31, 2001        177.7   3.736%
November 30, 2004   191.0     3.523%       April 30, 2001      176.9   3.329%
October 31, 2004    190.9     3.189%       March 31, 2001      176.2   2.981%
September 30, 2004  189.9     2.538%       February 28, 2001   175.8   3.595%
August 31, 2004     189.5     2.654%       January 31, 2001    175.1   3.794%
July 31, 2004       189.4     2.991%       December 31, 2000   174.0   3.387%
June 30, 2004       189.7     3.266%       November 30, 2000   174.1   3.446%
May 31, 2004        189.1     3.052%       October 31, 2000    174.0   3.448%
April 30, 2004      188.0     2.285%       September 30, 2000  173.7   3.454%
March 31, 2004      187.4     1.737%       August 31, 2000     172.8   3.411%
February 29, 2004   186.2     1.693%       July 31, 2000       172.6   3.539%
January 31, 2004    185.2     1.926%       June 30, 2000       172.3   3.670%
December 31, 2003   184.3     1.879%       May 31, 2000        171.3   3.069%
November 30, 2003   184.5     1.765%       April 30, 2000      171.2   3.008%
October 31, 2003    185.0     2.041%       March 31, 2000      171.1   3.697%
September 30, 2003  185.2     2.320%       February 29, 2000   169.7   3.161%
August 31, 2003     184.6     2.158%       January 31, 2000    168.7   2.678%
July 31, 2003       183.9     2.110%       December 31, 1999   168.3   2.685%
June 30, 2003       183.7     2.112%       November 30, 1999   168.3   2.622%
May 31, 2003        183.5     2.058%       October 31, 1999    168.2   2.561%
April 30, 2003      183.8     2.225%       September 30, 1999  167.9   2.628%
March 31, 2003      184.2     3.020%       August 31, 1999     167.1   2.264%
February 28, 2003   183.1     2.981%       July 31, 1999       166.7   2.145%
January 31, 2003    181.7     2.597%       June 30, 1999       166.2   1.963%
December 31, 2002   180.9     2.377%       May 31, 1999        166.2   2.088%
November 30, 2002   181.3     2.198%       April 30, 1999      166.2   2.277%
October 31, 2002    181.3     2.026%       March 31, 1999      165.0   1.726%
September 30, 2002  181.0     1.514%       February 28, 1999   164.5   1.606%
August 31, 2002     180.7     1.803%       January 31, 1999    164.3   1.671%
July 31, 2002       180.1     1.465%       December 31, 1998   163.9   1.612%
June 30, 2002       179.9     1.067%       November 30, 1998   164.0   1.548%
May 31, 2002        179.8     1.182%       October 31, 1998    164.0   1.485%
April 30, 2002      179.8     1.639%       September 30, 1998  163.6   1.489%
March 31, 2002      178.8     1.476%       August 31, 1998     163.4   1.617%


Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments after December 10, 2005 that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the Notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Additionally, Lehman Brothers Holdings or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the CPI. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings or one of our affiliates could adversely affect the value of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

The Agent has represented and agreed that:

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.